Filed by CBOE Holdings, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-6 under the Securities
Exchange Act of 1934

Subject Company:  Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE
Holdings, Inc.:  333-214488

News Release

For Immediate Release

CBOE HOLDINGS ANNOUNCES
PRICING OF SENIOR NOTES
OFFERING

CHICAGO, IL – January 9, 2017 – CBOE Holdings, Inc. (NASDAQ: CBOE) announced today that it priced an underwritten public offering of $650 million of its 3.650% Senior Notes due 2027. The offering is expected to close on January 12, 2017, subject to customary closing conditions.

CBOE Holdings estimates that the net proceeds from the offering will be approximately $643 million, after deducting the underwriting discount and estimated offering expenses.

CBOE Holdings intends to use a portion of the net proceeds from the offering to fund, in part, the previously announced acquisition of Bats Global Markets, Inc., including the payment of related fees and expenses and the repayment of Bats’ existing indebtedness, and the remainder for general corporate purposes. Pending final use, CBOE Holdings may invest the net proceeds from the offering in short-term marketable securities. The closing of the offering is expected to occur prior to the consummation of the acquisition. If the acquisition is not consummated for any reason on or prior to October 23, 2017, CBOE Holdings will be required to redeem the notes in a special mandatory redemption. The acquisition is expected to be completed in the first half of this year, subject to the receipt of required stockholder and regulatory approvals and certain other customary closing conditions.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as joint book-running managers of the offering.

A registration statement (including a prospectus) relating to the securities has been filed with the Securities and Exchange Commission (the “SEC”) and is effective.  Information about the offering is available in the preliminary prospectus supplement filed by CBOE Holdings with the SEC today. This press release shall not constitute an offer to sell nor an offer to buy any notes and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. The offering of the notes may be made only by means of a prospectus supplement and the accompanying prospectus.

Copies of the prospectus supplement and the accompanying prospectus for the offering may be obtained by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, North Carolina 28255-0001, Attn: Prospectus Department, telephone: 1-800-294-1322 (toll-free), e-mail: dg.prospectus_requests@baml.com and Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, New York, New York 10014, telephone: 1-866-718-1649.

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About CBOE Holdings, Inc.

CBOE Holdings, Inc. (NASDAQ: CBOE) is the holding company for Chicago Board Options Exchange, CBOE Futures Exchange, and other subsidiaries. CBOE Holdings offers equity, index and ETP options, including proprietary products, such as options and futures on the CBOE Volatility Index (VIX Index) and S&P 500 options (SPX).  Other products engineered by CBOE include equity options, security index options, Weeklys options, FLEX options, and benchmark products such as the CBOE S&P 500 BuyWrite Index (BXM).

Cautionary Statements Regarding Forward-Looking Information

This press release contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc., including statements regarding the completion of the notes offering and the acquisition, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements.  The factors that could cause actual results to differ materially include the risks and uncertainties described in CBOE Holdings’ annual report on Form 10-K for the fiscal year ended December 31, 2015, CBOE Holdings’ quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, CBOE Holdings’ quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 2, 2016, and other filings made by CBOE Holdings from time to time with the SEC.  CBOE Holdings does not undertake, and expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Merger and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This press release is being made in respect of the proposed merger transaction involving CBOE Holdings, Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE Holdings common stock in connection with the proposed merger will be submitted to the stockholders of CBOE Holdings for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, CBOE Holdings filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE Holdings and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE Holdings stockholders and Bats stockholders on December 12, 2016.  BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE HOLDINGS AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR

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ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE Holdings and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE Holdings will be available free of charge on CBOE Holdings’ website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE Holdings’ Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE Holdings, Bats, their respective directors and executive officers, certain other members of CBOE Holdings’ and Bats’ respective management and certain of CBOE Holdings’ and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus in connection with its initial public offering, which was filed with the SEC on April 15, 2016.  Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and may be available in other relevant materials to be filed with the SEC when they become available.

Media Contacts:		Analyst Contact:
Suzanne Cosgrove	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
cosgrove@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE-C

CBOE-OE

CBOE®, Chicago Board Options Exchange®, CFE®, CBOE Volatility Index®, Livevol®, FLEX® and VIX® are registered trademarks, and CBOE Futures ExchangeSM, BuyWriteSM, BXMSM, WeeklysSM and The Options InstituteSM are service marks of Chicago Board Options Exchange, Incorporated (CBOE). Standard & Poor’s®, S&P® and S&P 500® are registered  trademarks of Standard & Poor’s Financial Services, LLC and have been licensed for use by CBOE. All other trademarks and service marks are the property of their respective owners.